Exhibit 99.1

Early-Stage Investor Resigns from Board

New Delhi, March 31, 2017: Azure Power (NYSE:AZRE), a leading solar power producer in India, announced that early-stage investor and Board member, William “Bill” Elmore of Foundation Capital, resigned from the company’s Board of Directors today, which is the company’s fiscal year end. Foundation Capital owns 14.5% of Azure Power’s outstanding shares and Foundation Capital’s initial investment in Azure Power was in 2008.

Commenting on Mr Elmore’s decision, Mr. Inderpreet Wadhwa, Founder and Chief Executive Officer, Azure Power said, “Bill and his venture capital firm, Foundation Capital, have been great partners since their initial investment nearly a decade ago. We want to thank Bill for his efforts and contributions during his tenure at Azure to help this company become a leader in the Indian Solar industry. We wish him well.”

Mr Elmore advised the Company that his decision to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

About Azure Power

Azure Power (NYSE: AZRE) is a leading solar power producer in India with a total portfolio of over 1,000 MWs across 18 states. It has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008. Azure Power has a strong track record in delivering solar power projects, from the construction of India’s first private utility scale solar PV power plant in 2009, implementation of the first MW scale rooftop under the smart city initiative in 2013, to the largest solar plant (100 MW) under India’s National Solar Mission (NSM) policy in Jodhpur, Rajasthan. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

For more information, visit: www.azurepower.com

Investor Contact

Nathan Judge

ir@azurepower.com

Investor Relations, Azure Power

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+91-11- 4940 9854

Marketing, Azure Power